Exhibit 99.1

Brera Holdings PLC Names Pierre Galoppi CEO

International Executive to Lead Brera’s Global Brand Expansion

MILAN and DUBLIN, June 12, 2023 (GLOBE NEWSWIRE) — Brera Holdings PLC (the “Company,” “Brera” or “Brera Holdings”) (Nasdaq: BREA) has named Pierre Galoppi as its Chief Executive Officer. Mr. Galoppi is a seasoned international executive and will lead Brera and its iconic brand as it pursues its international emerging sports brand expansion strategy. “I am extremely pleased to be selected as the CEO of Brera Holdings during such an important period of growth and diversification across geographies and sports,” said Mr. Galoppi.

Following its January 2023 initial public offering on the Nasdaq Stock Market, where Brera became the first Nasdaq-listed owner and manager of an Italian football club, Brera FC, known as “The Third Team of Milan,” Brera Holdings acquired the controlling interest in a first-division football team in North Macedonia in April 2023, and established a second-division squad in Mozambique in March 2023. In June 2023, Brera acquired a stake in Manchester United PLC (NYSE: MANU) (“MANU”) and invited the MANU board to a briefing on Brera’s innovative “Social Impact Football” business model and other value-building strategies. In May 2023, Brera announced that it plans to expand its acquisition strategy to include other team and individual sports in addition to football, which will remain its core business.

Pierre Galoppi has more than thirty years of experience with strategic business and financial services across a number of industries in the mid-level capital markets segment, including natural resources, aviation, cybersecurity, telecommunications, tourism, and international marketing. Mr. Galoppi’s transactional experience extends to Latin America, the Caribbean, Canada, Europe, and the United States. Mr. Galoppi was born and raised in Rome, Italy, and is a dual citizen of Canada and Italy. Mr. Galoppi is fluent in English, Spanish, Portuguese, Italian, and French.

“Throughout his career, Pierre has focused on cross-border and cross-cultural transactions and companies,” said Brera Holdings Executive Chairman Dan McClory. “His mergers and acquisitions experience will be of significant value to our international brand expansion strategy. Brera has already demonstrated its ability to identify, approach and close international transactions,” Mr. McClory continued. “We believe that Pierre’s skills and relationships in Latin America, Europe and North America can potentially bring additional dimensions to the Brera equity story and operations,” he concluded. Mr. Galoppi’s appointment is effective as of 4:00 P.M. Eastern Time on June 12, 2023, and he will also serve as the Interim Chief Financial Officer of Brera Holdings.

Since February 2007, Mr. Galoppi has served as the Managing Director of 1st PMG Capital Corporation, which provides consulting services in the areas of capital markets entry, fundraising, strategic partnerships, mergers and acquisitions and financial services. Through 1st PMG Capital Corporation, Mr. Galoppi has worked with a number of companies in the preparation of U.S. Securities and Exchange Commission (“SEC”) registration statements, as well as the filings associated with their public listing requirements. Mr. Galoppi earned a Bachelor of Commerce degree and a Master of Business Administration degree from Concordia University in Montreal, Canada.

ABOUT BRERA HOLDINGS PLC:

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding on its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division Championship in Mozambique, a country of nearly 32 million people. In April 2023, the Company completed its 90%-acquisition of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Associations competitions. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

Pierre Galoppi, Chief Executive Officer

Brera Holdings PLC

pierre@breraholdings.com

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com